Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Linn Energy, LLC:
We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-202217-01) and Form S-8 (Nos. 333‑131153, 333-151610 and 333-193392) of Linn Energy, LLC of our reports dated March 15, 2016, with respect to the consolidated balance sheets of Linn Energy, LLC as of December 31, 2015 and 2014, and the related consolidated statements of operations, unitholders’ capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Linn Energy, LLC.
Our report dated March 15, 2016, contains an explanatory paragraph that states because of continued low commodity prices, the Company has suffered recurring losses from operations and is in violation of a restrictive covenant and expects to be in violation of financial covenants contained in its credit facilities that would accelerate the maturity of the outstanding indebtedness making it immediately due and payable. The Company does not have sufficient liquidity to meet the accelerated debt requirements. These issues raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.
/s/ KPMG LLP
Houston, Texas
March 15, 2016